

Safe Tomorrow Today™



BUSINESS PLAN



Atense Inc.
CYBER DEFENSE

Disclaimer

This Summary of Investment Opportunity (this "Summary") summarizes certain information of Atense, Inc., a Delaware corporation. Except where the context requires otherwise, in this Summary "Atense", "Company," "we," "us" and "our" refer to Atense, Inc.

This Summary is confidential and proprietary. It is being furnished by the Company to certain prospective investors for the sole purpose of evaluation of the transaction. Without the prior written permission of the Company, such prospective investors will not release this document or discuss the information contained herein or make reproduction of or use this Summary for any other purpose. Prospective investors should not assume that this Summary is complete and should conduct their own analysis and investigation of the Company and consult with their own financial, legal, tax and other business advisors before investing in the Company. Prospective investors agree that they are responsible for conducting their own due diligence investigation to verify to their satisfaction any information, opinions or estimates in this document.

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Forward looking statements

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1   Executive Summary

Overview: Atense's Computer Vaccine™ converts every software program legitimately installed on a computer, creating a new encrypted executable program incorporating a unique digital-DNA fingerprint which is unique to the computer. Atense's Computer Vaccine™ places itself within the operating system, and only programs with the digital-DNA are allowed to be run. This prevents any malware or code injection invasions.

Market Opportunity: Viruses, trojan horses, keyboard loggers, and other forms of malware are enormous, growing problem for users worldwide. Worldwide cybercrime exceeded $3 trillion in 2016, and Cybersecurity Ventures predicts that it will grow to $6 trillion by 2021. The security software industry currently grosses over $13 billion, with profits of almost $5 billion, and is growing steadily. Most competing software security systems are reactive, so security programs are always playing catchup with creative new malware.

Atense's Computer Vaccine™ will act as a front entrance to a computer controlling the programs which can, and cannot run in the computer. And by having a front entrance to a computer will reduce enterprises and governments agencies cyber breaches. Thus, cyber security professionals will be able to concentrate their resources in other areas and not in the uncontrolled human behavior. Thus, organizations using Atense's Computer Vaccine™ will require less cyber security personnel which translates into low costs for a higher security.

Our Solution: With Atense's Computer Vaccine™, malware can be present, but it is unable to run, because it does not have Atense's Computer Vaccine™'s digital-DNA signature, and nothing runs on an Atense's Computer Vaccine™ computer without that signature. Atense's Computer Vaccine™ is a product suite designed for business and government users. It provides guaranteed protection against viruses, certification that a software program is free from malware, and cyber security to detect attempted invasions and pinpoint the attack's location within the network. Atense's Computer Vaccine™ technology provides protection for conventional software, SaaS programs, cloud-based computing, and can also protect websites.

We anticipate providing turnkey Atense's Computer Vaccine™ solutions that provide the hardware and ongoing support using a SaaS revenue model. We also anticipate licensing our technology to manufacturers of web-connected devices, such as cell phones, IoT devices, computers, and peripherals.

Competition: Firewalls and virus detection software provide some security, but hackers routinely find new ways to circumvent firewalls. Likewise, virus protection providers are always playing catchup, adding new viruses to their scanning databases as they appear. Vendors are now incorporating artificial intelligence to more intelligently detect invasion attempts but this too is ultimately a reactive process. At 2017 Black Hat Hacker Survey, 73% of the hackers said: *traditional perimeter security firewalls and antivirus are irrelevant or obsolete.* And 68% said: multi-factor authentication or *encryption are the biggest hacker obstacles.* Atense's Computer Vaccine™ making use of encryption offers a solution which 68% of hackers dread.



The bottom line – none of these approaches provides absolute security once a hacker figures out a way to get malware onto a computer. *Atense's Computer Vaccine™ does*.

Marketing Strategy: We plan to focus on the business and government markets, whose combined revenues comprise 80% of the $13 billion software security industry in the United States alone. Because large companies and government agencies typically have long sales cycles and can be difficult to penetrate, we plan to hire a captive sales force and establish strategic partnerships with firms that already have established relationships with potential clients. We will develop market awareness by attending security software conferences and conventions, of which there are hundred held every year. We anticipate speaking at conferences to present our technology. We plan to write white papers for publication in trade magazines and work with the press. Our web site will have regular blogs detailing how our technology is implemented at client firms.

Management: The Atense management and advisory team includes:

- ▶ **John Almeida, CEO**, Mr. Almeida has over twenty years of successful career as a software architect and engineer, telecommunication, computer security, as well as a digital electronic engineering. Mr. Almeida has patents pending in the US and around the globe and holds 22 US patents in the area of: virtual content; encryption; online advertising; e-commerce; computer microchip; and now, anti-malware DNA. Mr. Almeida's patents are the core of social network, e-commerce and online advertising. He founded and managed UnoWeb, which has generated over $2 million in revenues from licensing his patents.

- ▶ **Rohit Magdum, CTO,** Mr. Magdum has over 10 years of experience as project lead and project architect engineer managing developing team for various projects in the area of: machine learning, cyber security, network security, kernel development for Linux and Windows, and IoT driver for Dell. He is knowledgeable in cloud computing and is the project leader for Atense Computer Vaccine responsible for the development of all software to interface Windows with the Computer Vaccine platform and hardware.

- ▶ **Rick O'Hara, Advisor and Acting COO,** Mr. O'Hara has over thirty years of experience in management, business and strategic planning, financial modeling, and launching new ventures. He prepared the investor package for a cyber security firm with a technology to protect IoT networks. Rick served as CFO for MVC Environmental, Deep River Group, Carter Wind Energy, Paramount Digital Entertainment, Carter Aviation Technologies, and Trinity Thermal Systems. While interim CFO at Inland Environmental & Remediation, he participated in a $15 million mezzanine raise. As CFO at Trinity Thermal Systems, he helped raise $1 million in funding for their thermal energy storage technology. As CFO at Carter Wind Energy, he developed engineering models to calculate power density curves for multi-megawatt wind turbines. As CFO at Carter Aviation Technologies, he raised $1 million in equity funding and created a$15 million proposal for DARPA.

- ▶ **William Archibald, CPO,** Mr. Archibald began his career as an embedded chip designer at Nippon Motorola, Ltd. with Sony, Canon, and Matsushita as clients. Then he was a founder and CTO of GlobeSet, which raised over $90M in equity financing, and developed payment systems used in over five-dozen financial institutions in over 20 countries. He has over 20 year of experience as founder, CTO, Chief Knowledge Officer,



Intellectual Property management, trend analyst and technology strategist. His skills include patent portfolio development and developing product development designs and plans, business plans, business models, and marketing strategies in partnership with early stage teams. Start-up and corporate experience include work in software organizations in the consumer embedded systems, communication systems, computer graphics, cryptographic security, and financial systems spaces. Developmental experience includes semiconductor, real-time event driven, security, enterprise software and financial systems with over two dozen patents worldwide. Define strategy for and develop, execute, and manage go-to-market plan generating revenue and customer traction necessary to raise significant equity capital.

► **Marcus Clapman, Business Development/Government Relations,** Mr. Clapman has 25 years of experience in business development. He is a pioneer in the retail merchant payment space and served as the Director of Business Development at Business Payment Systems. He participated in strategic investments and contributed to product development. He has extensive experience in cultivating ISO relationships and third-party alliances that directly contributed to Business Payment Systems achieving $3.5 billion in annual transactional volume and becoming the largest Merchant Acquirer as measured by registered representatives.

Financing: We seek to raise $500 thousand in first round equity funding to launch our marketing programs, continue development of existing and new products, and provide operating capital for the first year of operations.

Financial Projections: The financial projections are based on conservative projections, known capital costs, and competitive pricing with comparable products already in the marketplace. Below are summary projected income statements for the next three years.



P&L Forecast Summary ($000)

	Year 1		Year 2		Year 3	
Gross Revenue						
Computer Vaccine Encryption Boards	123	32%	792	17%	2,336	12%
Computer Vaccine Encryption Subscriptions	257	68%	3,891	83%	16,780	88%
Gross Revenue	**380**	100%	**4,683**	100%	**19,116**	100%
Less COGS	164	43%	1,024	22%	1,984	10%
Gross Margin	**216**	57%	**3,659**	78%	**17,132**	90%
Operating Expenses						
General & Admin	304	80%	716	15%	1,117	6%
Sales & Marketing	200	53%	1,369	29%	3,192	17%
Research & Development	431	113%	1,889	40%	4,917	26%
Operations	161	42%	837	18%	1,449	8%
Total Operating Expenses	**1,097**	289%	**4,810**	103%	**10,675**	56%
EBITDA	**(881)**	-232%	**(1,151)**	-25%	**6,457**	34%
Depreciation	(10)	-3%	(45)	-1%	(97)	-1%
Interest Income (Expense)	-	0%	-	0%	-	0%
Pretax Income	**(881)**	-232%	**(1,151)**	-25%	**6,457**	34%
Income Taxes	-	0%	-	0%	1,068	6%
Net Income	**(881)**	-232%	**(1,151)**	-25%	**5,389**	28%
Headcount	**15**		**42**		**77**	

* These are company bottom up assumption-driven proforma results and are not guaranteed.